Exhibit 99.1

Qudian Inc. Reports Second Quarter 2020

Unaudited Financial Results

XIAMEN, China, September 7, 2020 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a leading technology platform empowering the enhancement of online consumer finance experience in China, today announced its unaudited financial results for the quarter ended June 30, 2020.

Second Quarter 2020 Operational Highlights:

•	Total number of registered users as of June 30, 2020 reached 80.8 million, representing an increase of 6.4% from June 30, 2019

•

Number of outstanding borrowers[1] from loan book business and transaction services business as of June 30, 2020 decreased by 12.5% to 5.0 million from 5.7 million as of March 31, 2020 as a result of the conservative and prudent strategy which the Company has deployed

•

Total outstanding loan balance from loan book business[2] decreased by 36.4% to RMB9.7 billion as of June 30, 2020, compared to the outstanding balance as of March 31, 2020; Total outstanding loan balance from transaction serviced on open platform decreased by 25.4% to RMB9.8 billion as of June 30, 2020, compared to the outstanding balance as of March 31, 2020

•

Amount of transactions from loan book business for this quarter decreased by 5.9% to RMB4.2 billion from the first quarter of 2020; Amount of transactions from transaction serviced on open platform for this quarter decreased by 72.3% to RMB0.7 billion from the first quarter of 2020

•

Weighted average loan tenure for our loan book business was 4.7 months for this quarter, compared with 8.4 months for the first quarter of 2020; Weighted average loan tenure for transactions serviced on open platform was 10.6 months for this quarter, compared with 11.2 months for the first quarter of 2020

[1]

Outstanding borrowers are borrowers who have outstanding loans as of a particular date, including outstanding borrowers from both loan book business and transaction services business. Transaction services business, relates to various services, including credit assessment, referral and post-origination services, provided through our open platform, which was launched in the second half of 2018.

[2]

Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

Second Quarter 2020 Financial Highlights:

•	Total revenues were RMB1,167.0 million (US$165.2 million), representing a decrease of 47.4% from the same period of last year

•	Net income decreased by 84.3% year-on-year to RMB179.2 million (US$25.4 million), or RMB0.68 (US$0.10) per diluted ADS

•	Non-GAAP net income[3] decreased by 97.4% year-on-year to RMB29.9 million (US$4.2 million), or RMB0.12 (US$0.02) per diluted ADS

[3]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“We continued the prudent operation of our cash credit business during the second quarter of 2020,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “In light of unstable market conditions during the period, we adopted an extremely stringent approach for loan approvals while keeping focused on decreasing exposure to credit market risks. As such, our loan book business, as compared with the first quarter, maintained loan transaction volume that was relatively flat during the period. Meanwhile, as some of our institutional funding partners tightened their credit assessments, transaction volume on our open platform decreased by approximately 70% sequentially.”

“In the second quarter, we completed a strategic investment in Secoo. We look forward to generating synergies in the luxury consumer business,” said Ms. Sissi Zhu, Vice President of Investor Relations of Qudian.

“Given the still challenging and fast-evolving market environment for our credit loan business and, in an effort to mitigate risk, we will remain strict with our credit approval standards when operating our loan book business. Despite headwinds, we are taking appropriate actions to protect our net assets while actively exploring market opportunities for future growth,” Ms. Zhu concluded.

Second Quarter Financial Results

Total revenues were RMB1,167.0 million (US$165.2 million), representing a decrease of 47.4% from RMB2,220.7 million for the second quarter of 2019.

Financing income totaled RMB580.9 million (US$82.2 million), representing a decrease of 41.0% from RMB984.4 million for the second quarter of 2019, as a result of a decrease in average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 58.2% to RMB255.1 million (US$36.1 million) from RMB609.7 million for the second quarter of 2019, as a result of the reduction of transaction volume of off-balance sheet loans this quarter, partially offset by reclassification of guarantee income in accordance with ASC326.

Transaction services fee and other related income decreased to RMB4.1 million (US$0.6 million) from RMB398.1 million for the second quarter of 2019, mainly as a result of a substantial decrease in the transaction amount of open platform.

Sales income substantially increased to RMB293.3 million (US$41.5 million) from RMB123.5 million for the second quarter of 2019, mainly due to the launch of the Wanlimu e-commerce platform.

Sales commission fee decreased by 84.9% to RMB14.4 million (US$2.0 million) from RMB95.6 million for the second quarter of 2019, due to a decrease in the amount of merchandise credit transaction.

Total operating costs and expenses increased by 2.4% to RMB982.4 million (US$139.0 million) from RMB959.1 million for the second quarter of 2019.

Cost of revenues increased by 28.0% to RMB366.4 million (US$51.9 million) from RMB286.1 million for the second quarter of 2019, primarily due to an increase in cost of goods sold related to the Wanlimu e-commerce platform.

Sales and marketing expenses increased by 101.7% to RMB156.8 million (US$22.2 million) from RMB77.7 million for the second quarter of 2019, primarily due to marketing expenses incurred by the Wanlimu e-commerce platform.

General and administrative expenses increased by 11.9% to RMB75.3 million (US$10.7 million) from RMB67.3 million for the second quarter of 2019.

Research and development expenses decreased by 10.5% to RMB56.3 million (US$8.0 million) from RMB62.9 million for the second quarter of 2019.

Provision for receivables and other assets increased by 5.0% to RMB519.0 million (US$73.5 million) from RMB494.5 million for the second quarter of 2019. The increase was primarily due to an increase in past-due on-balance sheet outstanding principal receivables compared to the second quarter of 2019.

As of June 30, 2020, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB1,166.5 million (US$165.1 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB2,050.3 million (US$290.2 million), indicating M1+ Delinquency Coverage Ratio of 1.8x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Income from operations decreased to RMB312.4 million (US$44.2 million) from RMB1,264.2 million for the second quarter of 2019.

Net income attributable to Qudian’s shareholders was RMB179.2 million (US$25.4 million), or RMB0.68 (US$0.10) per diluted ADS.

Non-GAAP net income attributable to Qudian’s shareholders was RMB29.9 million (US$4.2 million), or RMB0.12 (US$0.02) per diluted ADS.

Cash Flow

As of June 30, 2020, the Company had cash and cash equivalents of RMB1,066.0 million (US$150.9 million) and restricted cash of RMB510.8 million (US$72.3 million). Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; and (ii) security deposits held in designated bank accounts for the guarantee of off-balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the second quarter of 2020, net cash provided by operating activities was RMB317.3 million (US$44.9 million), mainly attributable to net income of RMB179.2 million (US$25.4 million) and the collection of repayments of service fees from transactions facilitated in 2019. Net cash used in investing activities was RMB724.9 million (US$102.6 million), mainly due to investments in short-term wealth management products and purchase of equity method investments. Net cash used in financing activities was RMB53.9 million (US$7.6 million), mainly due to repurchase of convertible bond.

Update on Share Repurchase and Convertible Bond Repurchase

As of the date of this release, the Company has repurchased and cancelled total principal amount of convertible senior notes of US$199 million. The Company has cumulatively completed total share repurchases of approximately US$572.8 million. As of June 30, 2020, the total number of ordinary shares outstanding was 253,729,349.

Strategic Investment in Secoo

In June 2020, the Company made a strategic investment in Secoo Holding Limited (“Secoo”) of up to US$100 million. As of June 30, 2020, the total amounts had been fully paid. The Company has elected the fair value option to measure its equity method investment in Secoo. All subsequent changes in fair value are reported in earnings.

Regulation Update

On August 20, 2020, the Supreme People’s Court of China issued the Decisions of the Supreme People’s Court to Amend the Provisions on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (“Decisions”), effective immediately, which set the court protected one-year interest rate cap at four times that of the Loan Prime Rate (“LPR”) for private lending.

According to the Decisions, the interest rate cap is not applicable to the lending business of financial institutions and their branches that have been established with the approval of financial regulatory authorities. Rather, this new policy is generally interpreted as only being applicable to private lending, while our business almost entirely involves financial institutions. However, it is important to note that the Decisions are newly promulgated, and the policy is subject to further clarifications by courts and regulatory authorities. If the same interest rate cap were applied to our business as required by relevant courts or regulatory authorities, our profitability may suffer a material adverse impact, and we could incur net losses.

For the complete text of the Decisions, please refer to http://www.court.gov.cn/fabu-xiangqing-249031.html. The information contained on this website is not a part of this press release.

Conference Call

The Company’s management will host an earnings conference call on September 7, 2020 at 7:00 AM U.S. Eastern Time, (7:00 PM Beijing/Hong Kong Time). Details for the conference call are as follows:

Title of Event:	Qudian Inc. Second Quarter 2020 Earnings Conference Call
Conference ID:	8489234
Registration link:	http://apac.directeventreg.com/registration/event/8489234

For participants who wish to join the call, please complete the online registration at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including participant dial-in numbers, a Direct Event Passcode, a unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 14, 2020, by dialing the following telephone numbers:

U.S.:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	800-963-117 (toll-free) / +852-3051-2780

Mainland China:	400-632-2162 (toll-free) / 800-870-0205 (toll-free)

Passcode:	8489234

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,
(In thousands except for number	2019	2020
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	984,446	580,856	82,215
Sales commission fee	95,602	14,404	2,039
Sales income	123,536	293,292	41,513
Penalty fee	9,394	19,335	2,736
Loan facilitation income and other related income	609,651	255,063	36,102
Transaction services fee and other related income	398,068	4,098	580

Total revenues	2,220,697	1,167,048	165,185
Operating cost and expenses:
Cost of revenues	(286,135)	(366,381)	(51,858)
Sales and marketing	(77,732)	(156,806)	(22,194)
General and administrative	(67,326)	(75,334)	(10,663)
Research and development	(62,882)	(56,265)	(7,964)
Changes in guarantee liabilities and risk assurance liabilities(1)	29,473	191,420	27,094
Provision for receivables and other assets	(494,454)	(519,014)	(73,462)

Total operating cost and expenses	(959,056)	(982,380)	(139,047)
Other operating income	2,570	127,698	18,074
Income from operations	1,264,211	312,366	44,212
Interest and investment (loss)/income, net	11,348	(65,758)	(9,307)
Foreign exchange gain/(loss), net	(1,074)	4,960	702
Other income	21,915	10,059	1,424
Other expenses	(372)	(94)	(13)

Net income before income taxes	1,296,028	261,533	37,018
Income tax expenses	(152,622)	(82,371)	(11,659)

Net income	1,143,406	179,162	25,359

Net income attributable to Qudian Inc.’s shareholders	1,143,406	179,162	25,359

Earnings per share for Class A and Class B ordinary shares:
Basic	4.03	0.71	0.10
Diluted	4.00	0.68	0.10
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	4.03	0.71	0.10
Diluted	4.00	0.68	0.10
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	284,022,960	253,724,694	253,724,694
Diluted	285,735,609	272,190,273	272,190,273
Other comprehensive (loss)/income:
Foreign currency translation adjustment	9,755	(10,165)	(1,439)

Total comprehensive income	1,153,161	168,997	23,920

Total comprehensive income attributable to Qudian Inc.’s shareholders	1,153,161	168,997	23,920

Note:

(1):

The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of March 31,	As of June 30,
(In thousands except for number	2020	2020
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,516,175	1,065,977	150,879
Restricted cash	540,440	510,795	72,298
Time Deposits	235,083	—	—
Short-term investments	1,232,850	2,287,840	323,823
Short-term loan principal and financing service fee receivables	7,286,743	5,758,287	815,033
Short-term finance lease receivables	353,186	339,838	48,101
Short-term contract assets	1,543,687	731,478	103,534
Other current assets	1,113,298	1,360,474	192,563

Total current assets	13,821,462	12,054,689	1,706,231

Non-current assets:
Long-term finance lease receivables	144,900	45,544	6,446
Operating lease right-of-use assets	142,596	139,039	19,680
Investment in equity method investee	23,084	487,618	69,018
Long-term investments	222,706	222,706	31,522
Property and equipment, net	113,983	145,910	20,652
Intangible assets	6,489	7,257	1,027
Long-term contract assets	98,399	69,494	9,836
Deferred tax assets	466,047	441,640	62,510
Other non-current assets	16,216	6,837	968
Total non-current assets	1,234,420	1,566,045	221,659

TOTAL ASSETS	15,055,882	13,620,734	1,927,890

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of March 31, 2020	As of June 30, 2020
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	384,596	321,541	45,511
Short-term lease liabilities	20,378	21,911	3,101
Accrued expenses and other current liabilities	672,539	648,680	91,815
Guarantee liabilities and risk assurance liabilities(1)	1,798,603	715,577	101,283
Income tax payable	221,625	170,815	24,177

Total current liabilities	3,097,741	1,878,524	265,888

Non-current liabilities:
Deferred tax liabilities	10,005	7,125	1,009
Convertible senior notes	1,438,448	1,009,992	142,955
Long-term lease liabilities	17,729	13,417	1,899
Long-term borrowings and interest payables	23,888	54,338	7,691

Total non-current liabilities	1,490,070	1,084,872	153,554

Total liabilities	4,587,811	2,963,396	419,442

Shareholders’ equity:
Class A Ordinary shares	131	131	19
Class B Ordinary shares	44	44	6
Treasury shares	(369,227)	(369,227)	(52,261)
Additional paid-in capital	3,981,385	4,001,654	566,397
Accumulated other comprehensive loss	(14,342)	(24,506)	(3,469)
Retained earnings	6,870,080	7,049,242	997,756

Total shareholders’ equity	10,468,071	10,657,338	1,508,448

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,055,882	13,620,734	1,927,890

Note:

(1)

The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended June 30,
	2019	2020
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income attributable to Qudian Inc.’s shareholders	1,143,406	179,162	25,359
Add: Share-based compensation expenses	15,162	20,269	2,869
Less: Convertible bonds buyback income	—	169,511	23,993

Non-GAAP net income attributable to Qudian Inc.’s shareholders	1,158,568	29,920	4,235

Non-GAAP net income per share—basic	4.08	0.12	0.02
Non-GAAP net income per share—diluted	4.05	0.12	0.02
Weighted average shares outstanding—basic	284,022,960	253,724,694	253,724,694
Weighted average shares outstanding—diluted	285,735,609	253,724,694	253,724,694